UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  2)*

‘mktg, inc.’

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

189875107

(CUSIP Number)

James C. Marlas

UCC-mktg Investment, LLC

c/o Union Capital Corporation

445 Park Avenue, 14th Floor

New York, New York 10022

(212) 832-1141

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Charles J. Downey III, Esq.

Finn Dixon & Herling LLP

177 Broad Street

Stamford, CT  06901-2048

(203) 325-5000

May 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 189875107

13D

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

UCC-mktg Investment, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [x]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[

]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

-0-

8.  SHARED VOTING POWER

6,632,434 Shares of Common Stock

9. SOLE DISPOSITIVE POWER

-0-

10.  SHARED DISPOSITIVE POWER

6,632,434 Shares of Common Stock

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,632,434 Shares of Common Stock

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

 (See Instructions)

[  ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 43.4%

14.

TYPE OF REPORTING PERSON

OO-LLC

CUSIP NO. 189875107

13D

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

UCC-mktg Partners, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [x]

3.

SEC USE ONLY

4.

Source of Funds

AF

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[

]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

-0-

8.  SHARED VOTING POWER

6,632,434 Shares of Common Stock

9. SOLE DISPOSITIVE POWER

-0-

10.  SHARED DISPOSITIVE POWER

6,632,434 Shares of Common Stock

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,632,434 Shares of Common Stock

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

[

]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.4%

14.

TYPE OF REPORTING PERSON

OO-LLC

CUSIP NO. 189875107

13D

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James C. Marlas

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [x]

3.

SEC USE ONLY

4.

Source of Funds

AF, PF

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[

]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

187,159

8.  SHARED VOTING POWER

6,632,434 Shares of Common Stock

9. SOLE DISPOSITIVE POWER

187,159

10.  SHARED DISPOSITIVE POWER

6,632,434 Shares of Common Stock

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,819,593 Shares of Common Stock

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

 (See Instructions)

[

]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 44.6%

14.

TYPE OF REPORTING PERSON

IN

INTRODUCTION.

This Amendment No. 2 (this “Amendment”) to statement on Schedule 13D, originally filed on December 17, 2009 (as heretofore amended, the “Schedule 13D”) relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”) of ‘mktg, inc.’, a Delaware corporation (“Issuer”).  Gregory C. Garville has ceased to be a reporting person under the Schedule 13D.

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended and supplemented hereby, all information previously filed remains in effect.

ITEM 4.

PURPOSE OF THE TRANSACTION

Item 4 is hereby supplemented by the following:

As disclosed in the Issuer’s Current Report on Form 8-K filed on May 27, 2014, on May 27, 2014, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Aegis Lifestyle, Inc. a Delaware corporation (“Aegis”) and Morgan Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Aegis (“Merger Sub”). The Merger Agreement provides for, subject to the satisfaction or waiver of specified conditions, the acquisition of the Issuer by Aegis at a price of $2.80 per share in cash (the “Merger Consideration”). Subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Aegis.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such Current Report on Form 8-K and the Merger Agreement attached thereto.

Voting Agreements

Concurrently and in connection with the execution of the Merger Agreement, Aegis entered into Voting Agreements with various stockholders, including UCC-Investment and James Marlas. Pursuant to the Voting Agreements, UCC-Investment and James Marlas agreed to vote their respective shares of Common Stock and Series D Preferred Stock (i) in favor of the adoption of the Merger Agreement and the Merger and each of the other actions contemplated by the Merger Agreement, (ii) against any proposal or transaction in opposition to the consummation of the Merger or any other transactions contemplated by the Merger Agreement and (iii) against any other action or agreement that could reasonably be expected to interfere with or delay or adversely affect the Merger or any other transactions contemplated by the Merger Agreement.

In addition, pursuant to the Voting Agreements, UCC-Investment and James Marlas agreed to convert (i) approximately 23.5% of their shares of Series D Preferred Stock into shares of the Issuer’s Common Stock prior to the record date for the Issuer’s special meeting of stockholders to consider the Merger, and (ii) their remaining shares of Series D Preferred Stock into shares of the Issuer’s Common Stock immediately prior to the effective time of the Merger. The Voting Agreements terminate upon termination of the Merger Agreement and certain other specified events.

The Voting Agreements also restrict the transfer of shares owned by the stockholders parties thereto.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Voting Agreement referenced as Exhibit 99.8 hereto and incorporated by reference.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a) UCC-Investment beneficially owns 6,632,434 shares of Common Stock as of the date hereof, which represents 43.4% of the outstanding Common Stock.  The amount of shares beneficially owned includes the 2,095,200 shares of Common Stock underlying the Investment Warrants because the Investment Warrants are exercisable within 60 days of the date hereof.  The other Reporting Persons may be deemed to be the beneficial owners of 6,632,434 shares of Common Stock as follows:  UCC-Partners, as the manager of UCC-Investment; and Marlas, as a Managing Director and member of UCC-Partners.  Because Marlas has voting and investment control over securities held by the Marlas Entities (which own, in aggregate, an additional 187,159 shares of Common Stock), Marlas may be deemed to be the beneficial owner of 6,819,593 shares of Common Stock, which represents 44.6% of the outstanding Common Stock.  The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon (x) 8,648,120 shares of Common Stock outstanding as of January 31, 2014, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission for the quarter ended December 31, 2013, plus (y) 4,537,234 shares of Common Stock initially issuable upon conversion of 2,132,500 shares of Preferred Stock held by UCC-Investment plus (z) 2,095,200 shares of Common Stock issuable upon exercise of the Investment Warrants held by UCC-Investment.

(b)

Please see Items 7, 8, 9, 10, 11 and 13 of the respective cover sheet for each Reporting Person.

(c)

None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)

Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to add the following:

The information provided in Item 4 is hereby incorporated by reference.

Each of UCC-Investment and James Marlas is a party to the Voting Agreement which is listed as Exhibit 99.8 hereto.

ITEM 7.

EXHIBITS

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.8

Form of Voting Agreement between various holders of capital stock of ‘mktg, inc.’ and Aegis Lifestyle, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 27, 2014)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 29, 2014

UCC-mktg Investment, LLC

By: UCC-mktg Partners, LLC

Its: Manager

By:

s/ James C. Marlas

James C. Marlas, as

Managing Director

UCC-mktg Partners, LLC

By:

s/ James C. Marlas

James C. Marlas, as

Managing Director

By:

s/ James C. Marlas

James C. Marlas